Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148414

SUPPLEMENT NO. 5
DATED NOVEMBER 4, 2009

TO THE PROSPECTUS DATED MAY 19, 2009

OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

This Supplement No. 5 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Multifamily REIT I, Inc. dated May 19, 2009, Supplement No. 1 dated May 19, 2009, Supplement No. 2 dated August 17, 2009, Supplement No. 3 dated September 10, 2009 and Supplement No. 4 dated September 22, 2009.  Unless otherwise defined in this Supplement No. 5, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose among other things, the following:

•                  status of the offering;

•                  updates to risk factors regarding our investments in the Fairfield Projects;

•                  an update of the biographical information relating to Messrs. Bresky and Kempner;

•                  the appointment of our Chief Financial Officer, Howard S. Garfield;

•                  recent acquisition and financing;

•                  potential acquisitions and financings; and

•                  changes to names of multifamily communities in which we have invested.

Status of the Offering

We commenced our initial public offering of common stock on September 5, 2008.  Through October 30, 2009, we have accepted investors’ subscriptions to this public offering and issued approximately 32.21 million shares of our common stock pursuant to our initial public offering (including the primary offering and distribution reinvestment plan) resulting in aggregate gross proceeds of approximately $321.31 million.  We have approximately 169.45 million shares remaining for sale in the primary portion of our public offering and 49.34 million shares remaining for sale in the distribution reinvestment plan.

Update to Risk Factor Regarding Our Investments in the Fairfield Projects

The following information supersedes the bullet point risk factor regarding our investments in the Fairfield Projects contained in the section of the prospectus entitled “Prospectus Summary — Summary Risk Factors.”

•                  We have made and may continue to make investments in multifamily development projects with common developers/guarantors, which increases our risks should a developer/guarantor become unable to meet its obligations to the senior construction lender, to us or to the other investors in these projects.  As of August 31, 2009, Fairfield Residential LLC and its affiliates (“Fairfield Residential”) served as a common developer/guarantor for three multifamily community developments in which we have invested (Bailey’s Crossing, The Cameron and 55 Hundred, or the “Fairfield Projects”). Our investments in these developments have been mezzanine loans and an equity investment. Our portion of these investments (which we have made through joint ventures) was collectively $33.8 million (11% of our total assets) as of August 31, 2009. Subsequent to the quarter ended March 31, 2009, we received the December 31, 2008 audited consolidated financial statements of Fairfield Residential. In the consolidated financial statements, the auditor expressed concern that Fairfield Residential might not be able to continue to operate as a going concern through the end of 2009. In addition, Fairfield Residential is currently in default with respect to its obligations as guarantor of the senior construction loan for one of the three

Fairfield Projects. Because Fairfield Residential has guaranteed repayment of each of the senior construction loans that are funding construction of the Fairfield Projects, as well as completion of such projects, Fairfield Residential’s financial condition may give rise to additional events of default under the senior construction loan agreements. If the senior construction lenders foreclose on the Fairfield Projects, we may lose the entire value of our loan and equity investments in these development projects.

The following information supersedes the risk factor regarding our investments in the Fairfield Projects contained in the section of the prospectus entitled “Risk Factors — Risks Related to Our Business in General.”

Our reliance on common developers/guarantors may materially adversely affect our investments should a developer/guarantor become unable to meet its obligations to us.  As of August 31, 2009, our interests in three loans on three separate development projects with a common developer/guarantor totaled approximately 11% of our total assets.  The developer/guarantor has been issued a “going concern” qualification in respect of its 2008 audited consolidated financial statements.  In addition, the developer/guarantor is currently in default with respect its obligations for one of the three projects.

We have made and may continue to make investments in multifamily development projects with common developers/guarantors, which increases our risks should a developer/guarantor become unable to meet its obligations to the senior construction lender, to us or to the other investors in these projects.   As of August 31, 2009, Fairfield Residential LLC and its affiliates (“Fairfield Residential”) served as a common developer/guarantor for three multifamily community developments in which we have invested (Bailey’s Crossing, The Cameron and 55 Hundred, or the “Fairfield Projects”).  Our investments in these developments have been mezzanine loans and an equity investment.  Our portion of these investments (which we have made through joint ventures) was collectively $33.8 million (11% of our total assets) as of August 31, 2009.  Because our equity or lending positions are subordinate to senior construction loans with respect to each of these development projects, a default by Fairfield Residential on its obligations to the senior construction lender, to us or to the other investors in the development project could result in a partial or total loss of the value of our investment in such development project.

Subsequent to the quarter ended March 31, 2009, we received the December 31, 2008 audited consolidated financial statements of Fairfield Residential.  In the consolidated financial statements, the auditor expressed concern that Fairfield Residential might not be able to continue to operate as a going concern through the end of 2009.  In addition, in September of 2009 we received a letter from Bank of America, N.A., senior construction lender for the Bailey’s Crossing project, notifying us that Fairfield Residential was in default as guarantor for the senior loan for the project because it had not delivered a certificate of compliance with certain financial covenants required by the guaranty.  This default, in turn, constituted a default under the $22.1 million mezzanine loan we and the BHMP Co-Investment Partner made to the owner of the Bailey’s Crossing project, which loan has been fully funded.  We sent a letter to the borrower on September 24, 2009 notifying it of the default and reserving our rights under the mezzanine loan agreement.  Despite these defaults and our belief that Fairfield Residential continues to be in default with respect to its obligations for the Bailey’s Crossing project, we understand that the senior lender for the Bailey’s Crossing project has continued to fund the senior loan for the project through November 4, 2009.

Because Fairfield Residential has guaranteed repayment of each of the senior construction loans that are funding construction of the Fairfield Projects, as well as completion of such projects, Fairfield Residential’s financial condition may give rise to an event of default under The Cameron and the 55 Hundred senior construction loan agreements just as it has under the Bailey’s Crossing construction loan agreement.  With respect to the Bailey’s Crossing senior construction loan default, and in the event of another default under a senior construction loan under our intercreditor agreements with the senior construction lenders or otherwise, we expect to have an opportunity to (a) cure the default, (b) purchase the senior construction loan or (c) otherwise negotiate a solution acceptable to the senior construction lender.  If we are unable to reach such a solution, the senior construction lender may declare the loan due and foreclose on the underlying property.  If the senior construction lenders foreclose on the Fairfield Projects, we may lose the entire value of our loan and equity investments in these development projects.  Even if we are able to prevent foreclosure, such negotiations may require us to agree to less desirable investment terms than we currently have.  Further, any losses on the development project caused by refinancing and engaging a new developer and delays in construction will be absorbed first by the equity investors (of which we are one with respect to the 55 Hundred project) and then by us as mezzanine lender, before any losses are absorbed by the senior construction lender.

Management

On September 30, 2009, the positions of Gary S. Bresky and Howard S. Garfield changed with respect to us, our advisor and our property manager.  Additionally, Jonathan L. Kempner’s biographical information changed.  Therefore, the following changes to our prospectus, as supplemented, are made.

Executive Officers and Directors

Mr. Bresky’s information contained in the list of our executive officers and directors in the “Management” section of our prospectus, as supplemented, is modified as follows, and Mr. Garfield’s information is added to the list as follows:

Name	Age*	Position(s)
Gary S. Bresky	43	Executive Vice President
Howard S. Garfield	52	Chief Financial Officer, Chief Accounting Officer and Treasurer

* As of November 4, 2009

Mr. Bresky’s biography in the “Management” section of our prospectus, as supplemented, is superseded with the following:

Gary S. Bresky is our Executive Vice President.  Mr. Bresky is also the Executive Vice President of our advisor and has served in this and similar executive capacities with other entities sponsored by Behringer Harvard Holdings, including Behringer Harvard REIT I, Behringer Harvard REIT II, Behringer Harvard Opportunity REIT I, and Behringer Harvard Opportunity REIT II.

Mr. Bresky has been active in commercial real estate and related financial activities for over 15 years.  Prior to joining Behringer Harvard in 2002, Mr. Bresky served as a Senior Vice President of Finance with Harvard Property Trust, Inc. from 1997 to 2001.  In this capacity, Mr. Bresky was responsible for directing all accounting and financial reporting functions and overseeing all treasury management and banking functions for the company.  Mr. Bresky also was integral in analyzing deal and capital structures as well as participating in all major decisions related to any acquisition or sale of assets.

From 1995 until 1996, Mr. Bresky worked in the Real Estate Group at Coopers & Lybrand LLP in Dallas, Texas, where he focused on finance and accounting for both public and private real estate investment trusts.  His experience included conducting annual audits, preparing public securities reporting compliance filings and public real estate securities registration statements for his clients.  From 1989 to 1994, Mr. Bresky worked with Ten West Associates, Ltd. and Westwood Financial Corporation in Los Angeles, California as a real estate analyst and asset manager for two commercial real estate portfolios totaling in excess of $185 million.  From 1988 until 1989, Mr. Bresky worked as an analysts’ assistant for both Shearson-Lehman Bros., Inc. and Hambrecht and Quist Inc. assisting brokers in portfolio management.  Mr. Bresky holds FINRA Series 7, 24, 27 and 63 registrations.  Mr. Bresky received a Bachelor of Arts degree from the University of California — Berkeley and a Masters of Business Administration degree from the University of Texas at Austin.

The following biography for Mr. Garfield is inserted into the “Management” section of our prospectus, as supplemented.

Howard S. Garfield is our Chief Financial Officer, Chief Accounting Officer and Treasurer.  In addition, Mr. Garfield serves as Chief Financial Officer and Treasurer of our advisor and our property manager.  Mr. Garfield is also Senior Vice President — Finance of Harvard Property Trust, LLC, the general partner of our advisor, a position he has held since joining Behringer Harvard in February 2009.  Prior to joining Behringer Harvard, from April 2008 to February 2009, Mr. Garfield was Senior Vice President — Private Equity Real Estate Funds for Lehman Brothers Holdings Inc., formerly a New York Stock Exchange listed investment banking firm, where he was responsible for accounting and fund administration for certain private equity real estate funds sponsored by Lehman Brother Holdings Inc.   From 2006 to April 2008, Mr. Garfield was Executive Vice President and Chief Financial Officer of Homevestors of America, Inc., a privately held franchisor related to reselling single-family homes.  From 1998 to 2005, Mr. Garfield was Chief Financial Officer of Hillwood Development Corporation, a privately held real estate company.  Mr. Garfield received a Bachelor of Business Administration degree, summa cum laude, from the University of Texas at Austin.  Mr. Garfield is a certified public accountant in the State of Texas and a member of the National Association of Real Estate Companies.

Mr. Kempner’s biography in the “Management” section of our prospectus, as supplemented, is superseded with the following:

Jonathan L. Kempner has served as one of our independent directors since November 2008.  In October 2009, Mr. Kempner became the President of Tiger 21, LLC, a peer-to-peer learning group for high-net-worth investors.  Prior to this, Mr. Kempner was President and Chief Executive Officer of the Mortgage Bankers Association (“MBA”) from April 2001 to December 2008. MBA is the national association representing the real estate finance industry with over 2,400 member companies, including mortgage companies, mortgage brokers, commercial banks, thrifts life insurance companies and others in the mortgage lending field.  In addition, Mr. Kempner served on MBA’s Board of Directors (ex officio) and on the board of its business development affiliate, Lender Technologies Corp.

Prior to assuming his role at the MBA, for 14 years, Mr. Kempner was President of the National Multi Housing Council, a leading trade association representing apartment owners, managers, developers, lenders and service providers. Previously from 1983 to 1987, Mr. Kempner was Vice President and General Counsel of Oxford Development Corp., a privately owned real estate services firm in Maryland, with a focus on commercial real estate development, asset and property management, brokerage and investment advisory services. From 1982 to 1983, Mr. Kempner served as Assistant Director and General Counsel of the Pennsylvania Avenue Development Corp., a federally owned real estate firm.  From 1981 to 1982, Mr. Kempner also served as Assistant General Counsel to the Charles E. Smith Companies, a significant owner and developer of apartment complexes.

Mr. Kempner practiced law with Fried Frank, a leading international commercial law firm, from 1977 to 1980 immediately following a clerkship for U.S. District Judge David W. Williams of the Central District of California.  Mr. Kempner also served as a Special Consultant to the U.S. Department of the Treasury Office of Capital Markets and as a Staff Assistant to the Subcommittee on Representation of Citizen Interests of the U.S. Senate Committee on the Judiciary and in the office of Sen. Abraham Ribicoff.

Mr. Kempner holds a bachelor’s degree from the University of Michigan (high honors and high distinction, Phi Beta Kappa) and a law degree from Stanford University Law School, where he served on the Stanford Law Review. Mr. Kempner serves on the editorial boards of numerous real estate publications and is on the board of directors of three nonprofit organizations: Greater DC Cares, Yachad and the Ciesla Foundation.

Our Advisor

Mr. Bresky’s information contained in the list of executive officers of our advisor in the “Management” section of our prospectus, as supplemented, is modified as follows, and Mr. Garfield’s information is added to the list as follows:

Name	Age*	Position(s)
Gary S. Bresky	43	Executive Vice President
Howard S. Garfield	52	Chief Financial Officer and Treasurer

* As of November 4, 2009

Our Property Manager

Mr. Bresky’s information contained in the list of principal officers of our property manager in the “Management” section of our prospectus is modified as follows, and Mr. Garfield’s information is added to the list as follows:

Name	Age*	Position(s)
Gary S. Bresky	43	Executive Vice President
Howard S. Garfield	52	Chief Financial Officer and Treasurer

* As of November 4, 2009

Acquisitions and Financings

The following information supplements the section entitled “Portfolio Investments” in Supplement No.1, dated May 19, 2009.

Recent Acquisition and Financing

Forty55 Lofts

On September 22, 2009, we acquired, through a BHMP CO-JV in which we hold a 55% ownership interest and the BHMP Co-Investment Partner holds the remaining 45% interest, a multifamily community known as Forty55 Lofts, located in Marina del Rey, California (“Forty55 Lofts”), from an unaffiliated seller, Redwood Lofts, LLC.  In connection with closing, we paid Alliance Realty Partners, LLC a finder’s fee of approximately $921,000 on September 23, 2009.  Forty55 Lofts is a 140-unit multifamily community located on an approximately 2.6-acre site with amenities, including but not limited to, condo quality floor plans, a fitness center, and an outdoor courtyard featuring a resort-style pool and spa, outdoor fireplace and barbecue area.

The purchase price for Forty55 Lofts was approximately $46 million, excluding closing costs.  The BHMP CO-JV funded the purchase price and finder’s fee with 55% of the cash provided by us and 45% provided by our BHMP Co-Investment Partner.  Our portion, in the amount of $25.8 million and including our portion of the cash payment made by BHMP CO-JV to Alliance as described above, was funded by us from proceeds of our initial public offering.

The Gallery at NoHo Commons

On October 28, 2009, we, through a wholly owned subsidiary of our operating partnership, entered into a loan with Red Mortgage Capital, Inc., an unaffiliated entity, as lender (“Red Mortgage,” and its assigns, the “Lender”), to borrow $51.3 million (the “NoHo Loan”).  The proceeds of the NoHo Loan are to be used to finance the 438-unit multifamily community known generally as The Gallery at NoHo Commons (“NoHo Commons”) that we acquired on September 17, 2009.

The NoHo Loan is secured by a first mortgage lien on the assets of NoHo Commons including the land, fixtures, improvements, contracts, leases, rents, and reserves.  The NoHo Loan bears interest at an annual rate of 4.72%, is amortized over an 84-month term with monthly interest-only payments and matures on November 1, 2016.  We have the right to prepay the outstanding amount in full with the payment of a prepayment penalty.

The unpaid principal balance and all accrued unpaid interest are due and payable on November 1, 2016.

Potential Acquisitions and Financings

Acacia

On October 12, 2009, we entered into an agreement to purchase a multifamily community known as Acacia, located in Santa Rosa, California (“Acacia”), from an unaffiliated seller, Acacia on Santa Rosa Creek, LLC.  Acacia is a 277-unit multifamily community located on an approximately 11.6-acre site with amenities, including but not limited to, a resort style heated swimming pool, a business and fitness center and a recreation lounge.  The contract purchase price for Acacia is $38.65 million, excluding closing costs.  As of November 4, 2009, we have deposited $1.2 million in earnest money.  If the purchase is consummated, we expect that approximately $27.1 million of the purchase price will be made through the assumption of a first mortgage loan, secured by Acacia, with the remainder funded from proceeds of our initial public offering.

Avalon Orange

On October 20, 2009, we entered into an agreement to purchase a multifamily community known as Avalon Orange, located in Orange, Connecticut (“Avalon Orange”), from an unaffiliated seller, AvalonBay Communities, Inc.  Avalon Orange is a 168-unit multifamily community located on an approximately 9.6-acre site with amenities, including but not limited to, a heated swimming pool, a fitness center and playground.  The contract purchase price for Avalon Orange is $25.5 million, excluding closing costs.  As of November 4, 2009, we have deposited earnest money totaling $500,000.  If the purchase is consummated, we expect that the purchase price will be funded from proceeds of our initial public offering.

The consummation of the purchase of each of these multifamily communities is subject to substantial conditions.  The consummation of the acquisition of each of these multifamily communities generally will depend upon:

•                  the satisfaction of the conditions to the acquisition contained in the relevant contracts;

•                  no material adverse change occurring relating to the community; and

•                  our receipt of satisfactory due diligence information, including but not limited to, environmental and property condition reports, and lease information.

Other assets may be identified in the future that we may acquire before or instead of the investment described above.  At the time of this filing, we cannot make any assurances that the closings of these investments are probable.

In evaluating each investment as a potential acquisition and determining the appropriate amount of consideration to be paid for each investment, we have considered a variety of factors, including but not limited to, overall valuation of net rental income, location, demographics and occupancy.  We believe that each multifamily community is well located, has acceptable roadway access, is well maintained, and has been professionally managed.  Each multifamily community will be subject to competition from similar communities within its market area, and each community’s economic performance could be affected by changes in local economic conditions.

Changes to Names of Multifamily Communities

The names of the following multifamily communities in which we have invested have been changed: (i) “Cameron House” is now called “The Cameron,” (ii) “Alexan Prospect” is now called “Skye 2905” and (iii) “Alexan St. Rose” is now called “Veritas.”